May 6, 2010


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


          Re:  UST Global Private Markets Fund, LLC (File No. 811-22069)
               ---------------------------------------------------------

          UST Global Private Markets Fund, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the period ending October 31, 2010:

          1. A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as Exhibit A).

          2. A copy of the resolutions which were adopted by the Board of Managers of the Fund, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

          3. A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

          4. If the Fund did not participate in the Bond, the Fund would have maintained a single-insured bond in the amount of $225,000, as required under Rule 17g-1 paragraph (d).



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Securities and Exchange Commission
May 6, 2010
Page 2


          5. The premium for the Bond has been paid through October 31, 2010.

          If you have any questions, please do not hesitate to contact me at
(203) 352-4400.

                                                     Sincerely,



                                                     /s/ Steven L. Suss
                                                     Steven L. Suss




cc:  Marina Belaya